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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CRYOCOR, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
229016100
(CUSIP Number)
LUKE EVNIN
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
APRIL 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the MPM Entities (as defined below) to report the acquisition of shares of Common Stock (as defined below) and warrants to purchase Common Stock, of the Issuer (as defined below) on April 24, 2007 as described in Item 3 below.

CUSIP No.	59101M 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures II-QP, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,074,261 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,074,261 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,074,261 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: MPM BioVentures II-QP, L.P. acquired 64,999 shares of common stock and warrants to purchase 35,749 shares of common stock. Includes an aggregate of 35,749 shares issuable pursuant to warrants exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 12,082,789 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 11,030,366 shares of the Issuer’s common stock outstanding on March 1, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2007 and (ii) 1,052,423 shares of the Issuer’s common stock issued pursuant to the Financing.

CUSIP No.	59101M 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures II, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		228,929 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		228,929 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

228,929 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: MPM BioVentures II, L.P. acquired 7,173 shares of common stock and warrants to purchase 3,945 shares of common stock. Includes an aggregate of 3,945 shares issuable pursuant to warrants exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 12,082,789 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 11,030,366 shares of the Issuer’s common stock outstanding on March 1, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2007 and (ii) 1,052,423 shares of the Issuer’s common stock issued pursuant to the Financing.

CUSIP No.	59101M 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM Asset Management Investors 2000B LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		47,752 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		47,752 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

47,752 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: MPM Asset Management Investors 2000B LLC acquired 1,496 shares of common stock and warrants to purchase 822 shares of common stock. Includes an aggregate of 822 shares issuable pursuant to warrants exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 12,082,789 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 11,030,366 shares of the Issuer’s common stock outstanding on March 1, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2007 and (ii) 1,052,423 shares of the Issuer’s common stock issued pursuant to the Financing.

CUSIP No.	59101M 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	7	SOLE VOTING POWER:

NUMBER OF		730,241 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		730,241 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

730,241 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG acquired 22,883 shares of common stock and warrants to purchase 12,585 shares of common stock. Includes an aggregate of 12,585 shares issuable pursuant to warrants exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 12,082,789 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 11,030,366 shares of the Issuer’s common stock outstanding on March 1, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2007 and (ii) 1,052,423 shares of the Issuer’s common stock issued pursuant to the Financing.

CUSIP No.	59101M 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM Asset Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,033,431 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,033,431 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,033,431 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: MPM BioVentures II-QP, L.P. acquired 64,999 shares of common stock and warrants to purchase 35,749 shares of common stock; MPM BioVentures II, L.P. acquired 7,173 shares of common stock and warrants to purchase 3,945 shares of common stock; and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG acquired 22,883 shares of common stock and warrants to purchase 12,585 shares of common stock. MPM Asset Management II, L.P. and MPM Asset Management II LLC are the direct and indirect general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P. and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG. Includes the following warrants exercisable within 60 days of the date of this filing: 35,749 held by MPM BioVentures II-QP, L.P.; 3,945 held by MPM BioVentures II, L.P.; and 12,585 held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG.
(3) This percentage is calculated based upon 12,082,789 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 11,030,366 shares of the Issuer’s common stock outstanding on March 1, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2007 and (ii) 1,052,423 shares of the Issuer’s common stock issued pursuant to the Financing.

CUSIP No.	59101M 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM Asset Management II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,033,431 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,033,431 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,033,431 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: MPM BioVentures II-QP, L.P. acquired 64,999 shares of common stock and warrants to purchase 35,749 shares of common stock; MPM BioVentures II, L.P. acquired 7,173 shares of common stock and warrants to purchase 3,945 shares of common stock; and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG acquired 22,883 shares of common stock and warrants to purchase 12,585 shares of common stock. MPM Asset Management II, L.P. and MPM Asset Management II LLC are the direct and indirect general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P. and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG. Includes the following warrants exercisable within 60 days of the date of this filing: 35,749 held by MPM BioVentures II-QP, L.P.; 3,945 held by MPM BioVentures II, L.P.; and 12,585 held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG.
(3) This percentage is calculated based upon 12,082,789 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 11,030,366 shares of the Issuer’s common stock outstanding on March 1, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2007 and (ii) 1,052,423 shares of the Issuer’s common stock issued pursuant to the Financing.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Cryocor, Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 9717 Pacific Heights Blvd., San Diego, CA 92121.
Item 2. Identity and Background
(a) The entities filing this statement are MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”).
(b) The address of the principal place of business of each of the MPM Entities is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.
(c) The principal business of each of the MPM Entities is the venture capital investment business.
(d) During the last five years, none of the MPM Entities or of the Listed Persons (as defined below), to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the MPM Entities or of the Listed Persons (as defined below), to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the MPM Entities is a Delaware limited partnership or limited liability company, except MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG which was organized in Germany.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Securities Purchase Agreement by and between the Issuer, certain of the MPM Entities, and various other investors, dated April 20, 2007 (the “Securities Purchase Agreement”), the MPM Entities purchased an aggregate of 96,551 shares of the Common Stock of the Issuer (the “Shares”), at a price of $5.14 per share, together with associated warrants (the “Warrants”) to purchase an aggregate of 53,101 shares of the Common Stock of the Issuer. The Warrants will be exercisable until April 20, 2012 (the “Expiration Date”) at an exercise price of $5.14 per share. In addition, the Warrants will be exercisable on a cashless basis (by surrender of the number of shares underlying the Warrants having a fair market value equal to the aggregate exercise price of the shares being acquired) until and including the Expiration Date. Certain rights relating to the Warrants were set forth in a Warrant Agreement, dated as of April 20, 2007. The applicable per share purchase price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications. The consideration for the Warrants is included in the aggregate purchase price of the Shares.
The sale of the Shares and Warrants to the MPM Entities described above was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors (including the MPM Entities). The closing of the transaction occurred on April 24, 2007.

Prior to entering into the Securities Purchase Agreements, the MPM Entities beneficially owned a total of 2,931,531 shares of the Common Stock of the Issuer. 2,751,531 of these shares were acquired through venture capital investments prior to the Issuer’s initial public offering, for an aggregate purchase price of approximately $24,000,000 and 180,000 of these shares were purchased in the Issuer’s initial public offering for an aggregate purchase price of $1,980,000.
The funds used by the MPM Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the MPM Entities.
References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the form of Securities Purchase Agreement (including the form of Warrant attached thereto as Exhibit A), which is incorporated by reference in its entirety in this Item 3.
Item 4. Purpose of Transaction
The MPM Entities agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.
Subject to applicable legal requirements, one or more of the MPM Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the MPM Entities’ ownership of the Issuer’s securities, other opportunities available to the MPM Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the MPM Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the MPM Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the MPM Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of April 24, 2007:

	Shares	Warrants	Sole	Shared	Sole	Shared		Percentage
	Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of Class
MPM Entity	Directly	Directly	Power	Power	Power	Power	Ownership	(2)
MPM BioVentures II-QP, L.P.	2,038,512	35,749	2,074,261	0	2,074,261	0	2,074,261	17.1%
MPM BioVentures II, L.P.	224,984	3,945	228,929	0	228,929	0	228,929	1.9%
MPM Asset Management Investors 2000B LLC	46,930	822	47,752	0	47,752	0	47,752	0.4%
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG	717,656	12,585	730,241	0	730,241	0	730,241	5.0%
MPM Asset Management II, L.P.(1)	0	0	0	3,033,431	0	3,033,431	3,033,431	25.0%
MPM Asset Management II LLC(1)	0	0	0	3,033,431	0	3,033,431	3,033,431	25.0%

(1)	MPM Asset Management II, L.P. and MPM Asset Management II LLC own no securities of the Issuer directly. MPM Asset Management II, L.P. and MPM Asset Management II LLC are the direct and indirect general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P. and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

(2)	This percentage is calculated based upon 12,082,789 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 11,030,366 shares of the Issuer’s common stock outstanding on March 1, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2007 and (ii) 1,052,423 shares of the Issuer’s common stock issued pursuant to the Financing.
Kurt Wheeler, a managing member of MPM Asset Management II, L.P. and MPM Asset Management II LLC has an option to purchase 6,451 shares of the Issuer’s common stock which was granted on May 3, 2006 and began vesting in 12 equal monthly installments on June 3, 2006. As of the date of the filing of this Schedule 13D, Mr. Wheeler may be deemed to beneficially own 6,451 shares of the Issuer’s common stock underlying this option (which is the number of shares issuable pursuant to the option within 60 days of the date hereof).
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the MPM Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated April 20, 2007 (Incorporated by reference to Exhibit 4.12 to the Issuer’s Current Report on Form 8-K filed on April 25, 2007 (SEC File No. 000-51410)).
B. Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 1, 2007

MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management Investors 2000B LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P.,
in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management II LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management
Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management
Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
Citizenship: USA
Nikolas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management
Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management
Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management
Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
Citizenship: USA

EXHIBIT INDEX
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated April 20, 2007 (Incorporated by reference to Exhibit 4.12 to the Issuer’s Current Report on Form 8-K filed on April 25, 2007 (SEC File No. 000-51410)).
B. Agreement regarding filing of joint Schedule 13D.

Exhibit B
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Cryocor, Inc. is filed on behalf of each of the undersigned.
Dated: May 1, 2007

MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management Investors 2000B LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P.,
in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager

MPM Asset Management II LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Investment Manager